United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One)
Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One)
Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) (Check One)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Production Report

CVRD – 3Q06 Production Report
Growth and Consolidation
Rio de Janeiro, November 8, 2006 – Companhia Vale do Rio Doce (CVRD) continues to operate at full capacity in response to strong global demand for ores and metals, setting new quarterly production records for iron ore, bauxite, alumina, primary aluminium and copper.
The succession of records, due to the conclusion of various projects and the achievement of significant productivity gains, can be regarded as confirmation of the change achieved in the dimensions of the Company’s operations, strengthening its global leadership position in the metals and mining industry.
➢	Iron ore – almost 70 million tons
Iron ore production set a new record in the third quarter 2006, of 69.5 million tons, under the concept of US GAAP (Generally accepted accounting principles in the United States). This exceeded the previous 65.9 million ton record obtained in 2Q06, by 3.6 million tons.
As a result, iron ore production in 3Q06 increased by 13.6% on 3Q05, being up 5.5% compared to 2Q06. In the first nine months of the year the Company produced 196.0 million tons, up 13.1% on the same period in 2005.
In order to maximize the existing synergies and continue to achieve efficiency gains, management of the Southern System has been divided into two departments: Southeastern and Southern. As a consequence, we are now reporting production separately for the Southeastern System, consisting of the mines at Itabira, Mariana and Minas Centrais, the Vitoria a Minas Railroad and the port of Tubarão; the new Southern System now comprising the mines of MBR, the Oeste mines and the Guaíba Island and Itaguaí maritime terminals. Production from the Southern System is transported by the MRS Logística railroad, an affiliated company of CVRD.
All the main iron ore sites of CVRD — Carajas, the Southeastern System and the Southern System - all produced record quantities of iron ore in 3Q06 — of 21.0 million, 25.0 million and 23.1 million tons, respectively. The previous record for the Southeastern System, reached in 3Q05, amounted to 24.4 million tons; the previous record for the Southern System, in 2Q06 was 21.7 million tons, while the previous record for Carajás was reached in 4Q05, of 20.3 million tons.
The Southeastern System, under the new configuration, in the first nine months of the year was responsible for the production of 71.9 million tons, representing 36.7% of CVRD’s total production.
In September the new Brucutu mine began operations in the Southeastern System, a project in which CVRD has invested US$ 1.1 billion. Brucutu sprang into life as the largest iron ore mine in the world — in its initial phase — with a nominal production capacity of 30 million tons. Production is being estimated at 12.2 million tons in 2006, 23 million tons in 2007 and 30 million tons in 2008.
In 9M06 the Southern System produced 63.4 million tons compared to 52.5 million tons in 9M05. The quantities produced in 3Q06 were up 22.0% on 3Q05, being 6.7% more than in 2Q06. The main reason for this increase was higher production at the mines of MBR, which was up 29.8% on 3Q05 and up 7.2% on 2Q06. As an example, in 3Q06 production at the Mar Azul mine was up 27.6%, up 17.7% at the Abóboras mine and up 7.6% at the Pico mine — all in relation to the previous quarter.
Carajás produced 21.0 million tons in 3Q06, a rate close to its new annual nominal production capacity of 85 million tons. The volume produced in the first nine months of 2006 amount to 59.5 million tons, an increase of 20.1% compared to the same period a year earlier.
The Carajás iron ore capacity expansion to 85 million tons per year also came on stream in 3Q06. The capex cost was US$ 291 million. The expansion of nominal capacity to 100 Mtpy continues under development and its conclusion is expected to 2007.

Production Report

Carajás 85 Mtpy is the 17th large project delivered since 2002, when construction of the São Luis pellet plant was completed.
➢	Pellets – São Luis resumes operations at full capacity
The global upturn in demand for pellets made it possible for the São Luís pellet plant to resume full production from August. Pellet production, under the concept of US GAAP which excludes the joint ventures (Samarco, Nibrasco, Kobrasco, Hispanobras and Itabrasco), was 3.9 million tons, an increase of 60.5% on 2Q06.
According to USGAAP, in 3Q06, we produced 2.1 million tons of blast furnace pellets and 1.8 million tons of direct production pellets.
Pellet production, calculated according to the consolidation concept of BR GAAP (Generally Accepted Accounting Principles in Brazil), whereby the volumes produced by the joint ventures are calculated in proportion to the Company’s shareholding stake, amounted to 8.7 million tons in 3Q06, up 19.4% on the previous quarter.
According to BRGAAP, in 3Q06 we produced 5.9 million tons of blast furnace pellets and 2.8 million tons of direct production pellets.
➢	Manganese ore and ferro-alloys – reacting to increased demand
Production of manganese ore totaled 610,000 tons in 3Q06, up 19.8% on 2Q06, responding to increasing demand levels. The Azul mine, in Carajás, the Company’s main manganese mine, produced 471,000 tons, being therefore responsible for 77.2% of total production in the quarter.
In the first nine months of 2006, manganese ore production amounted to 1.665 million tons, down 31.1% on 9M05. Since the fourth quarter of last year, production has been undergoing adjustments in order to eliminate the excess supply of this product in the global market.
In 3Q06 alloy production totaled 140,000 tons, an increase of 2.2% on 3Q05. The elimination of excess supply in the global alloy market has enabled the Company to increase production at its plants, principally at Dunkerque, in France.
In this quarter, alloy production consisted of 54,200 tons of ferro-silicon manganese alloys (FeSiMn), 62,700 tons of high-carbon ferro manganese alloys (FeMnAC), 12,900 tons of medium-carbon ferro manganese alloys (FeMnMC) and 7,200 of other alloy types. Production of cored wire (specialty alloys) at Dunkerque amounted to 2,900 tons.
➢	Bauxite – new production record
In 3Q06, production at Trombetas set a new record, 4.652 million tons of bauxite were produced, up 6.9% on that obtained in 2Q06, of 4.345 million tons. Bauxite production at Trombetas has been consistently achieving new quarterly records as a result of constant operational improvements.
In the first nine months of the year, production amounted to 13.160 million tons, up 1.6% on 9M05.
➢	Alumina – reaching a new plateau
The conclusion, in record time, of the ramp-up of the capacity expansion at the Barcarena refinery (stage 4 & 5) enabled it to obtain a new quarterly alumina production record, of 1.1 million tons in 3Q06. As a consequence, quarterly production is being established at a new level, above 1 million tons.
Compared to 3Q05, production was up 64.4%. For the year to the end of September, the quantity of alumina produced was 2.812 million tons, compared to 1.917 million tons in the same period a year earlier.
➢	Primary aluminium – new record set and consolidation of Valesul

Production Report

The production of primary aluminium in 3Q06 set a new quarterly record, of 115,000 tons, taking just the production of Albras. With the consolidation of Valesul, which has become a wholly-owned subsidiary of CVRD, primary aluminium production amounted to 138,000 tons.
➢	Copper – an all time-high
In 3Q06 the production of copper in concentrate at the Sossego mine totaled 32 thousand tons, up 19.3% on the same period a year earlier. This figure represented the highest production level in one quarter since the Sossego mine started operations. The previous production record was obtained in 4Q04, of 30.6 thousand tons.
The Company’s production of copper in concentrate in 9M06 reached 84 thousand tons, compared to 81 thousand tons in 9M05.
Sossego completed its second year of operations, reaching a capacity utilization rate of 95% in its processing plant, concluding the ramp-up process. Due to the excellent timing of the start-up of the mine operation the rate of return obtained by the Sossego project has been much higher than that originally estimated in feasibility studies.
Sossego’s production, since the start of operations in June 2004 up to the end of September 2006, has amounted to 900,441 tons of dry copper concentrate, with a copper content close to 30%. The 1 million ton mark for the production of copper concentrate should therefore be reached in 4Q06.
➢	Potash – mining lower grades
Production at the Taquari-Vassouras mine was 179,000 tons of potash in 3Q06, an increase of 18.2% on 3Q05, but down 5.4% on the record of 189,000 tons achieved in 2Q06. In the first nine months of this year the volume produced amounted to 552,000 tons, up 18.4% on 9M05.
The grade of the ore mined — lower than originally expected — as well as some unscheduled stoppages in the processing plant, had a negative influence on potash production, despite the good level of production at the mine.
➢	Kaolin – 1 million tons a year up to September
In 3Q06, total kaolin production consisted of 341,000 tons, up 11.1% compared to 3Q05. An increase in production was seen in the company’s two operations: PPSA and CADAM. PPSA produced 152,000 tons, up 7.2% compared to 3Q05, while CADAM produced 189,000 tons, up 14.4% on 3Q05.
In the first nine months of the year CVRD’s total kaolin production amounted to 1 million tons, up 16.4% compared to 9M05. PPSA contributed with 58% of this growth, producing 446,000 tons in the period, while Cadam produced 574,000 tons.

Production Report

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 08, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations